UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								December 29, 2005

Via Facsimile (011 3120 628 7837) and US Mail

R.W.J. Groenink
Chairman of the Managing Board
ABN Amro Holding N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

	Re:	ABN Amro Holding N.V.
		Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed March 29, 2005
 		File No. 1-14624

Dear Mr. Groenink:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from public media sources that you may have existing or anticipated operations associated with Iran; for example we note reports of financing related to the Iran/Pakistan/India pipeline project, issuance of risk guarantees and processing of wire transfers and letters of credit.  We also note a report from July 2004 that you
intend to open an office in Tehran. More recently, we note unauthorized transactions with Iran and Libya that resulted in an $80 million fine. Iran and Libya are identified as state sponsors of terrorism by the U.S. State Department. Iran is, and until September
21, 2004, Libya was, subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to operations in Libya or Iran. With a view to disclosure, please describe such operations and discuss their materiality to you in light of Libya`s and Iran`s status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders, and whether the impact of regulatory compliance programs associated with business in Iran and Libya materially affects you. Your response should describe your current, historical and anticipated operations in, and contacts with, Iran, and Libya, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Libya. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment evidenced by these actions. Your analysis also should address the fact that, in connection with the $80 million fine, certain executives will return some of their bonuses.



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Todd Schiffman
		Assistant Director
		Division of Corporation Finance
R.W.J. Groenink
ABN Amro Holding N.V.
December 29, 2005
Page 1